July 10, 2012

Craig D. Wilson
Sr. Asst. Chief Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:          VHGI Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed April 16, 2012
Form 8-K/A Med May 3, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 21, 2012
File No. 000-17520

Gentlemen:

On behalf of VHGI Holdings, Inc. (the “Company”), this letter responds to your comment letter dated May 29, 2012, and follows up on our letter to you of June 25, 2012.  The Company is still in the process of completing answers in response to your comments and, in an effort to respond to all comments simultaneously rather than piecemeal, will require additional time. It is currently the Company’s expectation that it will file a complete response on or before July 18, 2012, as the only item outstanding is our response to your Question #12 regarding the restatement of our financials for the first quarter of 2011.

Please do not hesitate to call Rick Dahlson at (214) 953-5896 with any questions or further comments you may have regarding this filing.

Sincerely,

Douglas P. Martin
Chief Executive Officer

cc:  Richard F. Dahlson, Jackson Walker L.L.P.